EF Hutton LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

July 23, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nature’s Miracle Holding Inc. Registration Statement on Form S-1 File No. 333-280066

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: Thursday, July 25, 2024

Requested Time: 4:30 p.m. New York time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the sole underwriter of the proposed public offering of securities of Nature’s Miracle Holding Inc. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced registration statement on Form S-1 be accelerated so that it will be declared effective at 4:30 p.m., New York time, on Thursday, July 25, 2024, or as soon thereafter as possible.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

By:	/s/ Gaurav Verma
Gaurav Verma
Co-Head of Investment Banking